Exhibit 99.6

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1.	Form S-8 (No. 333-264089)
2.	Form F-3 (No. 333-274882)
3.	Form F-3 (No. 333-267893)

4.Form F-3 (No. 333-284423)

of Vision Marine Technologies Inc. (the “Company”) of our report dated November 27, 2023, except for the effects of the reverse stock splits and the change in presentation currency as described in Note 2, the reclassification of derivative liabilities as described in Note 4 and the restated segment information as described in Note 29, as to which the date is November 28, 2025, with respect to the consolidated statement of financial position as at August 31, 2023 and the consolidated statements of changes in equity (deficit), comprehensive loss and cash flows for the year ended August 31, 2023, included in this report on Form 6-K.

/s/ Ernst & Young LLP

Montreal, Canada
November 28, 2025